January 13, 2012

Mark P. Goshko
617.261.3163
Fax:  617.261.3175
mark.goshko@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Laura Hatch, Esq.

RE:           Form N-CSRS for ASGI Mesirow Insight TEI Fund A, LLC (formerly Wells Fargo Multi-Strategy TEI Fund A, LLC)

Dear Ms. Hatch:

Thank you for your comment on the unaudited financial statements included in Form N-CSRS filed with the Commission on October 6, 2011 for the above referenced fund (the “Fund”).  The Staff’s comment was received via telephone on January 4, 2012.  We respectfully submit this response letter on behalf of the Fund.

We believe that the response below is fully responsive to the Staff’s comment and resolves any matters raised.  We have, for the convenience of the Staff, stated below the comment followed by the Fund’s response.

Comment

1.    In the Consolidated Statement of Assets, Liabilities and Members’ Capital, dated July 31, 2011, in the line item under “Assets” entitled “Expense reimbursement receivable from Adviser,” it appears that certain expense reimbursements included within the applicable expense limitation agreement have not yet been paid to the Fund.  Please confirm that such amounts will be paid to the Fund within a reasonable period of time.

Response:
The Fund’s investment adviser paid the Fund the full amount stated in the line item referenced by the comment above.  In addition, the Fund has received all reimbursements owed by its investment adviser through the Fund’s last fiscal quarter.  Further, the Fund will ensure that any such expense reimbursements are remitted to the Fund within a reasonable time period.

*           *           *

Thank you for your attention to these matters.  If you have any questions, you may reach either George Zornada, at (617) 261-3231, or me at (617) 261-3163.

Very truly yours,

/s/ Mark P. Goshko
Mark P. Goshko

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